Exhibit 11(a)(9)

                          FOR IMMEDIATE RELEASE


J.W. CHILDS AND AMERICAN SAFETY RAZOR COMPANY EXTEND TENDER OFFERS AND ANNOUNCE HART-SCOTT-RODINO ACT CLEARANCE

                 Verona, VA, (March 19, 1999)--J.W. Childs Equity
Partners II, L.P. today announced that RSA Acquisition Corp. has extended the period during which its tender offer for shares of American Safety
Razor Company common stock will remain open to 5:00 P.M., New York City Time , on Friday, April 2, 1999. American Safety Razor Company announced that it has extended the period during which its offer to purchase all of its outstanding 9 7/8% Series B Senior Notes due 2005 will remain open to
5:00 P.M., New York City Time, on Tuesday, April 6, 1999.

                 As of the close of business on March 18, 1999, approximately 6.6 million shares of American Safety Razor Company common stock had been validly tendered in connection with the equity tender offer and as of March 17, 1999, approximately $9.1 million of Notes had been tendered in connection with the debt tender offer.

                 J.W. Childs also announced today that it had received early termination of the waiting period under the Hart-Scott-Rodino Act relating to its proposed purchase of shares of American Safety Razor Company under its pending tender offer.

                 American Safety Razor Company is the leading manufacturer of private-brand and value-priced shaving blades and razors in the United States. The Company's shaving blades and razor products are sold under retailers' private-brandnames as well as American Safety Razor's own brands:
Personna registered trademark, GEM registered trademark, Flicker registered trademark, LegMate registered trademark, Bump Fighter registered trademark, Treet registered trademark, GEM Blue Star registered trademark, Pal registered trademark, MBC trademark, and Burma Shave trademark. The Company also manufacturers cotton swabs, cotton balls and puffs, and foot care items which are sold under retailers' private-brandnames as well as its own value-priced brands, Megas registered trademark, ACCO registered trademark, and Crystal registered trademark. The Company is also a leading manufacturer of premium and value-priced blades and bladed hand tools, sold primarily under the Personna registered trademark, American Line trademark, and Ardell trademark brandnames, as well as bar soaps for the cosmetic/skincare, pharmaceutical, and department store markets. In addition to its consumer products.
American Safety Razor manufactures and markets industrial and specialty and medical blades.

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